[Reference Translation]

January 27, 2016

To Whom It May Concern:

Company Name: TOYOTA MOTOR CORPORATION
Name and Title of Representative:
Akio Toyoda, President
(Code Number: 7203
Securities exchanges throughout Japan)
Name and Title of Contact Person:
Yasushi Kyoda
General Manager, Accounting Division
(Telephone Number: 0565-28-2121)

Toyota Motor Corporation Comments on a Nikkei Report

Toyota Motor Corporation (“TMC”) commented that a certain media report released on The Nikkei today about making Daihatsu Motor Co., Ltd. a wholly-owned subsidiary of TMC is not based on any official announcements made by TMC.

Although TMC is always looking for ways to reorganize its business and is open to the idea of having partnerships with Daihatsu Motor Co., Ltd., including making Daihatsu Motor Co., Ltd. a wholly-owned subsidiary of TMC, in order to build “ever-better cars,” there are no matters that have been decided at the present.

End